United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Contents

A-Quarterly information	2
1- Balance Sheet	2
2- Statement of Income	4
3- Statement of Changes in Stockholders’ Equity	6
4- Statement of Cash Flows	7
5- Notes to the Quarterly information at September 30, 2007 and 2006	8
5.1- Operations	8
5.2- Presentation of Quarterly information	8
5.3- Principles and Practices of Consolidation	8
5.4- Summary of Significant Accounting Policies	8
5.5- Acquisitions and divestments	8
5.6- Inventories	10
5.7- Taxes to recover or offset	10
5.8- Income Tax and Social Contribution	10
5.9- Investments — Consolidated	12
5.10- Intangible — Consolidated	12
5.11- Property, Plant and Equipment	13
5.12- Loans and Financing	14
5.13- Contingent Liabilities	15
5.14- Provision for asset retirement obligations	16
5.15- Pension Plan	17
5.16- Paid-up Capital	18
5.17- Resources linked to future mandatory conversion in shares	19
5.18- Treasury Stock	19
5.19- Distribution to Stockholder’s	19
5.20- Financial Results	20
5.21- Financial Instruments — Derivatives	22
5.22- Selling, Administrative, Other Operating Expenses and Non Operating Income	24
5.23- Subsequent events	24
6- Attachment I — Statement of Investments in Subsidiaries	25
7- Report of the Independent Accountants	26
B- Additional Information	28
8- Cash generation (Not reviewed by independent auditors)	28
9- Management’s Discussion and Analysis of the Operating Results in the Periods of Nine Months Ended September 2007 Compared with September 30, 2006	29
9.1- Consolidated	30
9.1.1- Gross revenue	30
9.1.2- Cost of products and services	32
9.1.3- Selling and administrative expenses	32
9.1.4- Research and development	32
9.1.5- Other operating expenses	32
9.1.6- Net financial results	32
9.1.7- Income tax and social contribution	33
9.2- Parent Company	33
9.2.1- Gross revenue	33
9.2.2- Cost of products and services	33
9.2.3- Equity Results	33
9.2.4- Selling and administrative expenses	33
9.2.5- Research and development	33
9.2.6- Other operating expenses (income)	33
9.2.7- Net financial results	33
9.2.8- Income tax and social contribution	33
10- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	34

A-Quarterly information
(A free translation of the original in Portuguese relating to the Quarterly information prepared in R$thousands, in accordance with the requirements of Accounting Practices Adopted in Brazil)
1- Balance Sheet

Balances in	In thousands of reais
		Consolidated		Parent Company
	Notes	09/30/07	06/30/07	09/30/07	06/30/07
Assets
Current assets
Cash and cash equivalents		4,878,055	3,652,203	174,323	159,915
Accounts receivable from customers		7,596,739	8,103,943	2,453,327	1,984,284
Related parties		42,501	42,633	389,879	491,444
Inventories	5.6	7,062,825	6,812,292	1,663,839	1,277,158
Taxes to recover or offset	5.7	1,091,437	1,047,236	425,264	445,463
Deferred income tax and social contribution		1,519,741	1,134,512	1,056,161	748,164
Others		1,079,809	948,187	245,345	263,380

		23,271,107	21,741,006	6,408,138	5,369,808

Non-current assets
Long-term receivables
Related parties		5,321	2,112	3,387,433	3,411,061
Loans and financing		243,191	241,362	113,317	112,611
Deferred income tax and social contribution		635,783	672,420	209,570	210,963
Judicial deposits		975,639	1,067,339	685,705	663,351
Taxes to recover or offset	5.7	442,173	564,950	197,842	219,976

Advances to energy suppliers		1,061,296	1,078,036	—	—

Provisions for derivatives	5.21	1,199,735	753,863	1,111,584	637,908
Prepaid expenses		526,495	562,929	901	901
Others		346,210	299,084	97,090	97,001

		5,435,843	5,242,095	5,803,442	5,353,772

Investments	5.9	1,496,775	1,565,287	60,501,169	57,110,000
Intangibles	5.10	12,178,677	12,728,559	11,459,767	12,301,305
Property, plant and equipment	5.11	88,008,908	86,665,943	26,632,758	26,050,475
Deferred charges		117,288	128,809	—	—

		101,801,648	101,088,598	98,593,694	95,461,780

		130,508,598	128,071,699	110,805,274	106,185,360

Balances in	In thousands of reais
		Consolidated		Parent Company
	Notes	09/30/07	06/30/07	09/30/07	06/30/07
Liabilities, and stockholders’ equity
Current liabilities

Short-term debt	5.12	624,667	561,151	230	—
Current portion of long-term debt	5.12	1,477,314	1,581,371	691,527	517,243
Payable to suppliers and contractors		4,143,018	3,983,169	2,099,309	1,461,824
Related parties		46,919	52,735	4,199,021	4,205,078
Payroll and related charges		1,109,136	933,990	597,067	407,075
Pension Plan	5.15	235,169	223,546	104,605	86,784
Dividends and interest on stockholders’ equity		1,645,709	1,642,379	1,534,525	1,549,691
Taxes and contributions		2,784,342	2,716,930	503,900	116,503
Others		1,197,125	1,422,612	439,573	370,339

		13,263,399	13,117,883	10,169,757	8,714,537

Non-current liabilities
Long-term liabilities
Long-term debt	5.12	33,275,239	36,272,832	8,798,917	9,015,804
Related parties		1,288	664	29,531,302	31,017,190
Provisions for contingencies	5.13	2,707,372	2,541,840	1,745,673	1,579,315
Deferred income tax and social contribution		8,891,039	9,010,261	—	—
Pension Plan	5.15	3,847,870	3,890,810	507,978	538,420
Provision for asset retirement obligations	5.14	1,519,993	1,431,999	672,631	643,628
Provisions for derivatives	5.21	1,094,786	1,362,727	92,019	68,452
Others		2,784,899	2,377,782	1,530,426	1,510,177

		54,122,486	56,888,915	42,878,946	44,372,986

Deferred income		80,469	46,746	—	—

Minority interests		5,285,673	4,920,318	—	—

Stockholders’ equity
Paid-up capital	5.16	28,000,000	28,000,000	28,000,000	28,000,000
Revenue reserves		26,692,738	22,034,004	26,692,738	22,034,004
Resources linked to the future mandatory conversion in shares	5.17	3,063,833	3,063,833	3,063,833	3,063,833

		57,756,571	53,097,837	57,756,571	53,097,837

		130,508,598	128,071,699	110,805,274	106,185,360

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in R$thousands, in accordance with the requirements of Accounting Practices Adopted in Brazil)
2- Statement of Income

Periods ended	In thousands of reais
		Consolidated					Parent Company
		Quarter			Accumulated		Accumulated
	Notes	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	09/30/07	09/30/06
Operating revenues	9.1 and 9.2
Ore and metals		13,231,562	15,245,460	8,771,368	42,397,206	22,174,746	14,979,229	12,927,445
Transport services		893,945	952,034	956,058	2,653,356	2,555,670	1,458,310	1,415,925
Sales of aluminum-related products		1,357,642	1,492,048	1,439,675	4,281,992	4,036,523	170,041	74,420
Sales of steel products		317,646	333,445	414,752	982,716	1,145,493	—	—
Other products and services		236,403	174,044	60,480	547,869	141,690	81,586	64,945

		16,037,198	18,197,031	11,642,333	50,863,139	30,054,122	16,689,166	14,482,735
Value Added taxes		(416,598)	(388,422)	(417,309)	(1,184,567)	(1,083,955)	(882,133)	(781,214)

Net operating revenues		15,620,600	17,808,609	11,225,024	49,678,572	28,970,167	15,807,033	13,701,521

Cost of products and services	9.1 and 9.2
Ores and metals		(5,409,179)	(5,548,458)	(3,292,515)	(16,543,333)	(8,706,155)	(8,592,502)	(7,264,521)
Transport services		(519,736)	(576,223)	(449,706)	(1,608,032)	(1,329,520)	(554,073)	(537,964)
Aluminum-related products		(785,512)	(833,872)	(821,559)	(2,392,638)	(2,183,614)	(88,143)	(51,762)
Steel products		(309,827)	(300,981)	(333,889)	(921,503)	(921,006)	—	—
Other products and services		(243,034)	(149,942)	(38,875)	(458,085)	(91,681)	(31,661)	(23,304)

		(7,267,288)	(7,409,476)	(4,936,544)	(21,923,591)	(13,231,976)	(9,266,379)	(7,877,551)

Gross profit		8,353,312	10,399,133	6,288,480	27,754,981	15,738,191	6,540,654	5,823,970

Gross margin		53.5%	58.4%	56.0%	55.9%	54.3%	41.4%	42.5%

Periods ended	In thousands of reais
		Consolidated					Parent Company
		Quarter			Accumulated		Accumulated
	Notes	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	09/30/07	09/30/06
Operating expenses
Selling and Administrative	5.22	(581,362)	(566,962)	(402,147)	(1,750,188)	(1,349,734)	(726,217)	(626,673)
Research and development		(390,859)	(305,396)	(289,096)	(935,305)	(667,184)	(473,635)	(393,346)
Other operating expenses	5.22	(396,046)	(332,394)	(347,818)	(810,064)	(712,545)	(160,919)	(357,967)

		(1,368,267)	(1,204,752)	(1,039,061)	(3,495,557)	(2,729,463)	(1,360,771)	(1,377,986)

Operating profit before financial results and results of equity investments		6,985,045	9,194,381	5,249,419	24,259,424	13,008,728	5,179,883	4,445,984

Results of equity investments
Gain on investments accounted for by the equity method	5.9	44,230	18,535	119,131	97,391	271,327	17,234,428	7,844,175
Provision for losses		—	—	—	—	—	40,710	(154,088)
Exchange variation in stockholders’ equity and goodwill of companies abroad		(343,329)	(588,982)	(2,416)	(956,853)	(25,285)	(7,908,172)	(612,822)

		(299,099)	(570,447)	116,715	(859,462)	246,042	9,366,966	7,077,265
Amortization of goodwill	5.10	(344,579)	(364,511)	(130,750)	(971,744)	(300,947)	(964,839)	(302,451)

		(643,678)	(934,958)	(14,035)	(1,831,206)	(54,905)	8,402,127	6,774,814

Financial results, net	5.20	137,949	(47,014)	(248,609)	(117,407)	(974,068)	2,882,172	(342,086)
Non-operating income	5.22	196,870	1,260,766	34,438	1,457,636	790,630	1,300,726	53,764

Income before income tax and social contribution		6,676,186	9,473,175	5,021,213	23,768,447	12,770,385	17,764,908	10,932,476
Income tax and social contribution	5.8	(1,632,336)	(3,195,630)	(791,772)	(6,902,695)	(1,970,208)	(2,169,014)	(869,922)

Income before minority interests		5,043,850	6,277,545	4,229,441	16,865,752	10,800,177	15,595,894	10,062,554
Minority interests		(385,119)	(435,705)	(256,546)	(1,269,858)	(737,623)	—	—

Net income for the period		4,658,731	5,841,840	3,972,895	15,595,894	10,062,554	15,595,894	10,062,554

Number of shares outstanding at the end of the period (in thousands) (a)		4,832,391	4,832,390	4,832,388	4,832,391	4,832,388	4,832,391	4,832,388

Net earnings per share outstanding at the end of the period (R$)		0.96	1.21	0.82	3.23	2.08	3.23	2.08

The additional information, notes and attachment I are an integral part of the quarterly information
(a) Includes 30,341,144 and 56,582,040 preferred and common shares, respectively, linked to issue of mandatory convertible notes (see note 5.18).

(A free translation of the original in Portuguese relating to the Quarterly information prepared in R$thousands, in accordance with the requirements of Accounting Practices Adopted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Balances in	In thousands of reais
		Revenue reserves
								Resources linked to
		Expansion/	Treasury	Unrealized		Fiscal	Retained	mandatory conversion
	Paid-up capital	Investments	stock	income	Legal	incentives	earnings	in shares	Total
December 31, 2005	14,000,000	8,462,996	(131,300)	236,167	1,399,413	83,365	—	—	24,050,641

Capital Increase	5,492,401	—	—	—	—	—	—	—	5,492,401
Net income for the year	—	—	—	—	—	—	13,431,005	—	13,431,005
Realization of reserves	—	—	—	(113,667)	—	—	113,667	—	—
Treasury stock	—	—	(659,007)	—	—	—	—	—	(659,007)
Interim dividends	—	—	—	—	—	—	(29,185)	—	(29,185)
Stockholder’s remuneration proposed	—	—	—	—	—	—	(3,189,095)	—	(3,189,095)
Appropriation to revenue reserves	—	9,645,367	—	—	671,550	9,475	(10,326,392)	—	—

December 31, 2006	19,492,401	18,108,363	(790,307)	122,500	2,070,963	92,840	—	—	39,096,760
Treasury stock	—	—	81	—	—	—	—	—	81
Net income for the period	—	—	—	—	—	—	5,095,323	—	5,095,323

March 31, 2007	19,492,401	18,108,363	(790,226)	122,500	2,070,963	92,840	5,095,323	—	44,192,164
Net income for the period	—	—	—	—	—	—	5,841,840	—	5,841,840
Capitalization of reserves	8,507,599	(7,672,690)	—	—	(751,545)	(83,364)	—	—	—
Resources linked to mandatory conversion in shares	—	—	—	—	—	—	—	3,063,833	3,063,833

June 30, 2007	28,000,000	10,435,673	(790,226)	122,500	1,319,418	9,476	10,937,163	3,063,833	53,097,837

Treasury stock	—	—	3	—	—	—	—	—	3
Net income for the period	—	—	—	—	—	—	4,658,731	—	4,658,731

September 30, 2007	28,000,000	10,435,673	(790,223)	122,500	1,319,418	9,476	15,595,894	3,063,833	57,756,571

(A free translation of the original in Portuguese relating to the Quarterly information prepared in R$thousands, in accordance with the requirements of Accounting Practices Adopted in Brazil)
4- Statement of Cash Flows

Periods ended	In thousands of reais
	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	09/30/07	09/30/06
Cash flows from operating activities:
Net income for the period	4,658,731	5,841,840	3,972,895	15,595,894	10,062,554	15,595,894	10,062,554
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	643,678	934,958	14,035	1,831,206	54,905	(8,402,127)	(6,774,814)
Sale of assets	(196,870)	(1,260,766)	(34,438)	(1,457,636)	(790,630)	(1,300,726)	(53,764)
Depreciation, amortization and depletion	998,881	1,015,200	510,447	2,819,102	1,376,700	1,036,092	762,451
Deferred income tax and social contribution	(492,539)	(505,096)	(258,455)	(1,325,921)	(239,445)	(379,998)	(327,556)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(1,773,001)	(1,600,034)	251,162	(3,144,942)	(273,072)	(5,209,484)	(269,220)
Minority interest	385,119	435,705	256,546	1,269,858	737,623	—	—
Disposal of property, plant and equipment	21,800	435,063	43,227	538,081	121,939	430,846	33,632
Amortization of goodwill in the cost of products sold	—	—	94,008	51,416	280,085	51,366	275,961
Net losses (gains) on derivatives	(644,342)	(297,869)	(162,339)	(1,109,057)	102,777	(1,261,507)	13,825
Dividends/interest on stockholders’ equity received	13,084	45,469	40,624	58,553	135,737	1,761,865	1,446,112
Others	103,485	(167,457)	(137,518)	278,570	(140,007)	433,399	(18,626)

	3,718,026	4,877,013	4,590,194	15,405,124	11,429,166	2,755,620	5,150,555

Decrease (increase) in assets:
Accounts receivable	1,267,804	(617,857)	(681,401)	1,010,025	(1,084,916)	(574,156)	(1,458,972)
Inventories	(601,873)	(139,301)	(370,530)	(922,668)	(469,296)	(451,840)	(78,405)
Advances to energy suppliers	16,740	(66,581)	(66,395)	(116,783)	(200,743)	—	—
Others	292,224	318,355	(268,908)	(165,126)	(426,141)	423,634	151,668

	974,895	(505,384)	(1,387,234)	(194,552)	(2,181,096)	(602,362)	(1,385,709)

Increase (decrease) in liabilities:
Suppliers and contractors	194,026	1,449,432	240,266	798,566	(359,690)	409,537	(411,478)
Payroll and related charges and other	225,714	193,620	108,183	57,319	(23,898)	102,807	(47,887)
Taxes and contributions	1,100,160	294,370	394,705	1,326,508	333,089	424,769	141,184
Others	(661,163)	1,067,176	299,263	(354,538)	(133,859)	743,567	(375,172)

	858,737	3,004,598	1,042,417	1,827,855	(184,358)	1,680,680	(693,353)

Net cash provided by operating activities	5,551,658	7,376,227	4,245,377	17,038,427	9,063,712	3,833,938	3,071,493

Cash flows from investing activities:
Loans and advances receivable	6,344	51,768	94,148	71,112	(60,837)	365,560	219,873
Guarantees and deposits	(27,562)	(65,772)	(131,033)	(166,477)	(276,545)	(126,147)	(106,421)
Additions to investments	(32,267)	(65,675)	(122,057)	(129,512)	(234,138)	(1,529,298)	(3,478,246)
Additions to property, plant and equipment	(3,049,912)	(3,381,047)	(1,777,102)	(8,870,257)	(5,910,435)	(2,719,178)	(4,209,737)
Proceeds from disposal of property, plant and equipment/investments	198,107	1,302,233	43,017	1,500,340	1,061,810	1,855,625	63,870
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	—	(2,077,016)	(25,978)	(6,404,069)	(25,978)	—	—

Net cash used in investing activities	(2,905,290)	(4,235,509)	(1,919,005)	(13,998,863)	(5,446,123)	(2,153,438)	(7,510,661)

Cash flows from financing activities:
Short-term debt additions	1,069,785	3,614,521	4,484,875	5,985,344	8,723,875	2,696,053	5,629,184
Short-term debt repayments	(974,580)	(5,264,614)	(4,053,227)	(6,983,674)	(8,191,684)	(1,557,125)	(5,063,748)
Long-term debt	159,074	180,363	445,146	14,471,978	3,563,810	16,551,867	6,882,940
Issue of convertible notes, in common share’s	—	2,481,454	—	2,481,454	—	—	—
Issue of convertible notes, in preferred share’s	—	1,119,448	—	1,119,448	—	—	—
Repayments:
Related parties	—	—	—	—	—	(67,166)	—
Financial institutions	(1,674,798)	(7,850,098)	(477,094)	(22,796,094)	(1,665,965)	(17,663,923)	(702,315)
Interest on stockholders’ equity paid to stockholders and dividends	—	(2,096,572)	(79,311)	(2,218,024)	(1,511,657)	(1,669,057)	(1,392,300)
Treasury stock	3	—	(605,210)	84	(659,007)	84	(659,007)

Net cash provided by (used in) financing activities	(1,420,516)	(7,815,498)	(284,821)	(7,939,484)	259,372	(1,709,267)	4,694,754

Increase (decrease) in cash and cash equivalents	1,225,852	(4,674,780)	2,041,551	(4,899,920)	3,876,961	(28,767)	255,586
Cash and cash equivalents, beginning of the period	3,652,203	8,326,983	4,538,662	9,777,975	2,703,252	203,090	131,467

Cash and cash equivalents, end of the period	4,878,055	3,652,203	6,580,213	4,878,055	6,580,213	174,323	387,053

Cash paid during the period for:
Short-term interest	(23,492)	(83,337)	(11,157)	(124,982)	(27,202)	(87,588)	(14,997)
Long-term interest	(622,818)	(788,129)	(326,204)	(1,855,774)	(709,424)	(1,934,331)	(412,020)
Income tax and social contribution	(986,218)	(2,981,336)	(579,886)	(4,857,954)	(1,113,314)	(1,504,897)	(386,892)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	7,285	(187,307)	100,330	(258,245)	(31,276)	(178,756)	(38,981)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(24,760)	(256,790)
Compensated income tax and social contribution	(516,382)	(611,795)	(194,694)	(1,390,349)	(354,418)	(1,045,539)	(51,509)
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in R$thousands, in accordance with the requirements of Accounting Practices Adopted in Brazil)
5- Notes to the Quarterly information at September 30, 2007 and 2006
Expressed In thousands of reais
5.1- Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in iron ore and pellets, nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, aluminum-related products and logistics.
5.2- Presentation of Quarterly information
The quarterly information has been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission).
As part of the quarterly information, the Company presents as complemental information the calculation of the earnings before financing results, equity results, income tax and social contribution, depreciation and amortization – LAJIDA (EBITDA).
Although the EBITDA, as defined before, does not provide a measure of operational cash flow basics on Brazilian accounting principles, it is often used by financial analysts to value our business and Management uses this indicator to measure our operational performance.
5.3- Principles and Practices of Consolidation
The consolidated quarterly information shows the balances of assets and liabilities on 09/30/07 and 06/30/07 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies of the periods ended 09/30/07 and 06/30/07 and 09/30/06. The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.
The investments in hydroelectric projects are made via consortium contracts under which the company has an undivided interest in assets and are liable for its proportionate share of liabilities and expenses, which are based on the proportionate share of power output. The company has not joint liability for any obligations, and all the recorded costs, income, assets and liabilities relate to the entities within the group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and the company’s external legal counsel has confirmed this conclusion. So, the company recognizes its proportionate share of costs and its undivided interest in assets relating to hydroelectric projects.
Since December 31, 2006 there have been no changes in the consolidation practices followed by CVRD.
5.4- Summary of significant Accounting Policies
(a)	The financial statements that are being presented have been prepared following the principles, methods and criteria on a consistent basis in relation to those adopted in the closing of the year ended 12/31/2006; and
(b)	In preparing the financial statements, the Company is required to use estimates to account for certain assets, liabilities, and transactions. Therefore the consolidated financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates.
5.5- Acquisitions and divestments
(a)	In July 2007, the Company sold its participation of 1.8% of the ordinary shares of Lion Ore Mining International Ltd. (Lion Ore), held by its subsidiary CVRD Inco for R$197,148 with a gain of R$153,085.
(b)	In June 2007, the Company sold through a primary and secondary public offering 25,213,664 common shares of Log-In Logística Intermodal S/A. (Log-In), representing 57.84% of total capital, for R$347,478 with a gain on sale of R$300,924 and gain on capital of R$115,607. In July the company sold 5.1% additional stake for R$44,117 with a gain of R$37,522. Currently the Company holds 31.27% of total capital of this entity, which is recognized as an equity investee, since June 2007.

(c)	In May 2007, the Company sold in a public offering 13,802,499 Usiminas shares not subject to the shareholders’ agreement and received total proceeds of R$1,475,484 generating a gain of R$839,428. The Company retained 6,608,608 shares which are bound by the current shareholders agreement of Usiminas.
(d)	In May 2007, the Company acquired 6.25% of EBM for R$466,781. On this occasion an agreement was entered into that grants us, during the next 30 years, the control of EBM, including the right to dividends. In exchange, CVRD will pay a total of US$ 61 million for the year of 2007 and 29 annual amounts of US$ 48 million.
(e)	In April 2007, Vale acquired 100% of AMCI Holdings Australia Pty – AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for R$1,328,268.
(f)	In March 2007, Vale acquired the remaining 18% interest in Ferro Gusa held by Nucor do Brasil S.A. for R$40,584. As a result CVRD now owns 100% of Ferro Gusa’s shares.
(g)	In January 2007, the Company finalized the process of acquisition of Inco with the acquisition of the additional participation of 12.27% for R$4 billion. The total acquisition reached the amount of R$36 billion. The special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), a wholly owned indirect subsidiary of CVRD. Pursuant to the amalgamation, Inco will become a wholly owned subsidiary of CVRD and change its name to “CVRD Inco Limited” (CVRD Inco).
     To improve comparability the company presents, the consolidated statement of income as if the acquisition had been made on the beginning of 2006.
     Summarized Consolidated Statement of Income of CVRD and CVRD Inco (unaudited)

	Quarter			Accumulated
	3Q/06			09/30/06
	CVRD	CVRD INCO	Total	CVRD	CVRD INCO	Total
Net operating revenues	11,225,024	5,063,960	16,288,984	28,970,167	11,693,764	40,663,931

Cost of products and services	(4,936,544)	(2,671,746)	(7,608,290)	(13,231,976)	(6,838,607)	(20,070,583)

Gross profit	6,288,480	2,392,214	8,680,694	15,738,191	4,855,157	20,593,348

Operating expenses	(1,039,061)	(307,345)	(1,346,406)	(2,729,463)	(787,324)	(3,516,787)

Operating profit before financial results and results of equity investments	5,249,419	2,084,869	7,334,288	13,008,728	4,067,833	17,076,561

Results of equity investments	(14,035)	—	(14,035)	(54,905)	—	(54,905)
Financial results, net	(248,609)	(486,273)	(734,882)	(974,068)	(1,068,187)	(2,042,255)
Non-operating income	34,438	316,236	350,674	790,630	316,236	1,106,866

Income before income tax and social contribution	5,021,213	1,914,832	6,936,045	12,770,385	3,315,882	16,086,267

Income tax and social contribution	(791,772)	(631,254)	(1,423,026)	(1,970,208)	(1,089,545)	(3,059,753)

Income before minority interests	4,229,441	1,283,578	5,513,019	10,800,177	2,226,337	13,026,514

Minority interests	(256,546)	(86,832)	(343,378)	(737,623)	(178,894)	(916,517)

Net income for the period	3,972,895	1,196,746	5,169,641	10,062,554	2,047,443	12,109,997

5.6- Inventories

	Consolidated		Parent Company
	09/30/07	06/30/07	09/30/07	06/30/07
Finished products
. Nickel, co-products and sub products Inco	3,011,728	3,144,044	—	—
. Iron ore and pellets	1,069,915	892,339	783,900	536,376
. Manganese and ferroalloys	212,131	215,315	—	—
. Aluminum products	277,393	239,276	—	—
. Copper	47,311	16,960	47,311	16,960
. Steel products	68,287	81,369	—	—
. Other	184,335	180,717	5,810	4,601

	4,871,100	4,770,020	837,021	557,937
Spare parts and maintenance supplies	2,191,725	2,042,272	826,818	719,221

	7,062,825	6,812,292	1,663,839	1,277,158

5.7- Taxes to recover or offset

	Consolidated		Parent Company
	09/30/07	06/30/07	09/30/07	06/30/07
Income tax	264,722	216,049	22,277	5,529
Value-added tax — ICMS	630,425	623,179	446,987	476,786
PIS and COFINS	538,612	655,767	94,065	125,913
INSS	30,088	30,353	29,812	27,949
Others	69,763	86,838	29,965	29,262

Total	1,533,610	1,612,186	623,106	665,439

Current	1,091,437	1,047,236	425,264	445,463
Non-current	442,173	564,950	197,842	219,976

	1,533,610	1,612,186	623,106	665,439

5.8- Income Tax and Social Contribution
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.
In other countries where we have operations the applicable tax rate varied from 3.29% to 43.15%.
The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	09/30/07	09/30/06
Income before income tax and social contribution	6,676,186	9,473,175	5,021,213	23,768,447	12,770,385	17,764,908	10,932,476
Results of equity investment	643,678	934,958	14,035	1,831,206	54,905	(8,402,127)	(6,774,814)
Results on sale of assets not subject taxation	—	—	(34,438)	—	(790,630)	—	(53,764)

	7,319,864	10,408,133	5,000,810	25,599,653	12,034,660	9,362,781	4,103,898

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(2,488,754)	(3,538,765)	(1,700,275)	(8,703,882)	(4,091,784)	(3,183,346)	(1,395,325)

Adjustments to net income which modify the effect on the results for the period:

Income tax benefit from interest on stockholders’ equity	209,497	214,283	173,230	635,019	555,848	635,019	555,848

Fiscal incentives	63,500	73,138	74,977	243,507	242,382	110,814	10,831
Results of overseas companies taxed by different rates which difference than the parent company rate	555,278	164,661	693,799	1,115,666	1,408,558	—	—
Reduced incentive rate	17,978	25,503	33,574	62,625	78,223	—	—
Others	10,165	(134,450)	(67,077)	(255,630)	(163,435)	268,499	(41,276)

Income tax and social contribution	(1,632,336)	(3,195,630)	(791,772)	(6,902,695)	(1,970,208)	(2,169,014)	(869,922)

The Company has certain tax incentives relative to the manganese operations in Carajás, bauxite in Oriximiná , potash operations in Rosario do Catete, alumina and aluminum operations in Barcarena and kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expire in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013 and Bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
CVRD also has tax incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. The Company is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there has been no net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

5.9- Investments Consolidated

			Equity Results
	Investments		Quarter			Accumulated
	09/30/07	06/30/07	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a)	306,961	308,661	13,084	—	93,595	24,255	209,390
Log-In	176,943	176,687	7,009	(4,339)	—	2,670	—
Shandong Yankuang International Company Ltd.	39,026	41,095	421	(3,783)	—	(3,355)	45,543
Henan Longyu Resources Co. Ltd.	189,440	257,461	19,441	27,661	21,235	67,006	—
ThyssenKrupp CSA — Cia Siderúrgica (b)	324,168	277,088	—	—	—	—
Quadrem International Holdings Ltd. (b)	8,577	8,984	—	—	—	—	—
Jubilee Mines N.L ( b )	93,615	96,973	—	—	—	—	—
Lion Ore ( b )	—	58,697	—	—	—	—	—
Mirabela Nickel Ltd ( b )	53,238	52,682	—	—	—	—	—
Skye Resources Inc ( b )	148,831	146,183	—	—	—	—	—
Heron Resources Inc ( b )	18,415	16,442	—	—	—	—	—
Other	137,561	124,334	4,275	(1,004)	4,301	6,815	16,394

	1,496,775	1,565,287	44,230	18,535	119,131	97,391	271,327

(a)	Investment accounted for based on the equity method until 2006, and at cost thereafter it, when this equity is dividends received. This participation valued at market price on the balance sheet date is R$948,336; and

(b)	Investments at cost.
5.10- Intangible Consolidated

			Goodwill amortization
	Intangible		Quarter			Accumulated
	09/30/07	06/30/07	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06
Intangible by segment
Minério de ferro e pelotas (c)
Goodwill of incorporated companies (a)	4,416,414	4,546,311	(129,894)	(129,894)	(129,896)	(389,682)	(295,370)
Goodwill of Minerações Brasileiras Reunidas — MBR	337,057	345,774	(8,718)	(2,906)	—	(11,623)	—
Goodwill of Sociedade de Mineração Estrela do Apolo	25,684	25,684	—	—	—	—	—
Other companies (b)	9,487	12,161	(2,479)	(2,613)	(854)	(6,905)	(5,577)

	4,788,642	4,929,930	(141,091)	(135,413)	(130,750)	(408,210)	(300,947)
Níquel
Goodwill of Inco Limited (c)	6,680,609	7,383,533	(203,488)	(229,098)	—	(563,534)	—
Other rights	709,426	415,096	—	—	—	—	—

	7,390,035	7,798,629	(203,488)	(229,098)	—	(563,534)	—

Total	12,178,677	12,728,559	(344,579)	(364,511)	(130,750)	(971,744)	(300,947)

(a)	Merged companies (Caemi and Ferteco) — amortization of goodwill of incorporated operating companies is recorded in the cost of products sold of the Parent Company;

(b)	Goodwill not recorded in the parent company; and

(c)	Goodwill based on future results expectation (stated period of amortization of 10 years).

5.11- Property, Plant and Equipment
By business area:

				Consolidated
	09/30/07			06/30/07
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	28,604,118	(11,266,397)	17,337,721	16,505,206
Construction in Progress	7,209,063	—	7,209,063	6,978,944

	35,813,181	(11,266,397)	24,546,784	23,484,150

Non — Ferrous
In operation	41,036,765	(3,635,736)	37,401,029	36,388,423
Construction in Progress	11,497,942	—	11,497,942	12,650,074

	52,534,707	(3,635,736)	48,898,971	49,038,497

Logistics
In operation	7,146,305	(2,521,230)	4,625,075	4,587,536
Construction in Progress	394,207	—	394,207	329,193

	7,540,512	(2,521,230)	5,019,282	4,916,729

Holdings
In operation	8,458,129	(3,272,401)	5,185,728	5,125,062
Construction in Progress	2,809,582	—	2,809,582	2,593,236

	11,267,711	(3,272,401)	7,995,310	7,718,298

Corporate Center
In operation	1,485,072	(579,641)	905,431	888,439
Construction in Progress	643,130	—	643,130	619,830

	2,128,202	(579,641)	1,548,561	1,508,269

Total	109,284,313	(21,275,405)	88,008,908	86,665,943

5.12- Loans and Financing
Current

	Consolidated		Parent Company
	09/30/07	06/30/07	09/30/07	06/30/07
Trade finance	472,371	388,908	230	—
Working capital	152,296	172,243	—	—

	624,667	561,151	230	—

Non-current

		Consolidated				Parent Company
		Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
		09/30/07	06/30/07	09/30/07	06/30/07	09/30/07	06/30/07	09/30/07	06/30/07
Foreign operations
Loans and financing in:
U.S. dollars	1)	405,143	440,397	11,734,119	13,698,910	326,889	343,494	1,139,638	1,346,458
Other currencies		49,538	35,014	459,423	582,388	7,296	7,257	21,924	22,298
Notes in U.S. dollars	2)	—	—	12,254,919	13,048,878	—	—	—	—
Export securitization		113,122	134,453	402,022	446,772	—	—	—	—
Perpetual notes		—	—	158,160	165,669	—	—	—	—
Accrued charges		365,056	587,532	—	—	13,319	38,660	—	—

		932,859	1,197,396	25,008,643	27,942,617	347,504	389,411	1,161,562	1,368,756

Local operations
Indexed by TJLP, TR, IGP-M and CDI		188,672	166,364	2,221,672	2,283,238	34,032	34,011	2,126,128	2,134,553
Basket of currencies		3,147	3,053	11,254	12,562	2,997	2,896	11,216	12,484
Loans in U.S. dollars		44,827	82,124	134,808	154,263	—	—	—	—
Non-convertible debentures	3)	—	—	5,898,862	5,880,152	—	—	5,500,011	5,500,011
Accrued charges		307,809	132,434	—	—	306,994	90,925	—	—

		544,455	383,975	8,266,596	8,330,215	344,023	127,832	7,637,355	7,647,048

		1,477,314	1,581,371	33,275,239	36,272,832	691,527	517,243	8,798,917	9,015,804

1)	In December 2006, were realized with a bank syndicate a pre-export finance transaction of US$6.0 billion. The transaction includes a US$5.0 billion tranche, with a five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, with a seven-year maturity, at Libor plus 0.75% per year.

2)	In November 2006, the company issued US$3.75 billion 10-year and 30-year notes. One of the US$1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually and other of US$2.50 billion notes due in 2036 bear a coupon rate of 6.875% per year, payable semi-annually.

3)	On December 20, 2006 the Company issued non-convertible debentures in the amount of R$5.5 billion, in two series. The first series, due on November 20, 2010 of R$1.5 billion, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI interest rate, payable semi-annually while the second series, due on November 20, 2013 of R$4.0 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded at a secondary market, through the Sistema Nacional de Debentures (SND).
(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$1.00 = R$ 1.8389 in 09/30/07 (R$ 1.9262 in 06/30/07).
(b)	At September 30, 2007, the consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government with a value of R$ 19,884 for which we gave counter-guarantees;

•	Securitization program of R$ 521,889; and

•	Other assets R$ 736,313.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically maturing as follows, as of 09/30/07:

	Consolidated		Parent Company
2008	1,139,290	3%	1,034,609	12%
2009	929,378	3%	336,053	4%
2010	4,565,987	14%	1,828,835	21%
2011	6,165,878	19%	252,592	3%
2012 onwards	19,917,696	60%	5,346,828	60%
No due date (perpetual notes and debentures)	557,010	1%	—	0%

	33,275,239	100%	8,798,917	100%

(d)	Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity and interest coverage. The company is in compliance with the financial covenants required as of September 30, 2007.

5.13- Contingent Liabilities
At the Quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies, net of judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated		Parent Company
	09/30/07	06/30/07	09/30/07	06/30/07
a) Tax contingencies	2,558,690	2,293,250	1,593,468	1,451,206
(-) Judicial deposits	(1,111,600)	(1,026,835)	(789,284)	(770,650)

	1,447,090	1,266,415	804,184	680,556

b) Civil contingencies	609,259	608,110	412,174	409,553
(-) Judicial deposits	(287,533)	(225,867)	(206,990)	(211,292)

	321,726	382,243	205,184	198,261

c) Labor contingencies	906,970	845,083	732,887	681,881
d) Environmental contingencies	31,586	48,099	3,418	18,617

Total accrued liabilities	2,707,372	2,541,840	1,745,673	1,579,315

		09/30/07		09/30/07

Balance in the beginning of the period		2,541,840		1,579,315
Provisions, net of reversals		38,305		16,495
Payments		(13,848)		(10,569)
Monetary update		177,215		174,765
Increase (decrease) of judicial deposits		(36,140)		(14,333)

Balance at the end of period		2,707,372		1,745,673

The Company and its subsidiaries are party to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.
I)	Tax Contingencies:
The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figure refers to the credit right of differential rates regarding the transfer of assets between company branches;

•	Services Tax (ISS) — The major claims are regarding local tax collecting disputes;

•	Tax for Social Security Financing (COFINS) — The major contingencies, related to merged companies refer to the increase of the rate from 2% to 3% between 1999 and 2000;

•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment importation by merged companies;

•	Additional Compensation to harbour workers (AITP) — Amounts regarding the collection of compensation amounts for public harbour workers equalized to Private Harbour;

•	Income Tax and Social Contribution — Essentially regarding a fiscal loss compensation and negative bases of social contribution disputing the limit of 30% of taxable earnings and monetary variations of asset from merged companies; and

•	Others — Regarding dispute of tax credit compensations and basis of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.
II)	Civil Contingencies:
The civil actions are principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans, accidents and return of land.

III)	Labor Contingencies:
Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
In addition to the contingencies for which we have made provisions, we have possible losses totaling R$3,985,686 (R$2,431,448 parent company) classified based on the advice of our legal counsel, for which no provision is maintained.
(b)	Guarantees given to jointly controlled companies are as follows:

	Amount of guarantee		Denominated			Counter
Affiliate	09/30/07	06/30/07	currency	Purpose	Final maturity	guarantees
SAMARCO	3,322	3,553	US$	Debt guarantee IFC	2008	None
(c)	The Company provides a guarantee covering certain termination payments to the supplier under an electricity supply agreement entered into in October 2004 for the Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the contract, the termination payment will reach an amount of 135 million euros. Once the supply of electricity under the contract to the project begins, the guaranteed amounts will decrease over the life of the contract.

Additionally, in connection with a special tax-advantage lease financing related to this project the Company provides certain guarantees pursuant to which the Company guarantee in certain events of default, payments up to a maximum amount of US$100 million.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(d)	Upon privatization in 1997, the Company issued non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share in any future benefits from the Company mineral resources.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

In September 2007, the company made available the payment related to theses debentures in a amount of R$9,891. The total payments made in 2007, reaches R$21,928.
5.14- Provision for asset retirement obligations
On 09/30/07, the consolidated provision for asset retirement obligations amounted to R$1,519,993 (R$672,631 in the parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$65,388 (R$53,636 in the parent company) classified in “Other” in current liabilities.

5.15- Pension Plan
The following information shows the details the status of the defined benefit elements of the Company plans, of the valuation of actuarial obligations and of the sponsor contribution to the plans.
a)	Pension Plan
The results of the actuarial valuation were as follows:

	Consolidated
	09/30/07			06/30/07
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at the end of the period	8,257,554	5,492,794	7,356	8,001,239	5,753,559	7,705
Fair value of plan assets at the end of the period	(6,769,571)	(6,800,704)	(2,169,902)	(6,653,379)	(6,977,500)	(2,272,916)
Actuarial assets / (liabilities) recorded in the balance sheet:
Short-term	—	(102,980)	(27,584)	—	(107,869)	(28,893)
Long-term	—	(1,204,930)	(2,134,962)	—	(1,116,072)	(2,236,318)

Actuarial assets / (liabilities) recorded in the balance sheet	1,487,983	(1,307,910)	(2,162,546)	1,347,860	(1,223,941)	(2,265,211)

	Parent Company
	09/30/07			06/30/07
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at the end of the period	8,257,554	—	—	8,001,239	—	—
Fair value of plan assets at the end of the period	(6,769,571)	—	—	(6,653,379)	—	—

Actuarial assets / (liabilities) recorded in the balance sheet	1,487,983	—	—	1,347,860	—	—

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence as to its realization, as established by item 49 of NPC 26.
b)	Actuarial liability

Refers to the responsibility of the Company to complement the retirements, pensions and health assistance related to the incentive to the disconnecting of some employees occurred between 1987 and 1989.

The results of the actuarial evaluation of this liability are as follows:

	Consolidated (*)
	09/30/07		06/30/07
	Health plan	Complementary plan	Health plan	Complementary plan
Fair value of assets at the end of the period	—	243,014	—	229,634
Fair value of plan assets at end of period	(209,247)	(646,350)	(208,239)	(646,599)
Actuarial liabilities recorded in the balance sheet:
Short-term	(21,218)	(83,387)	(23,844)	(62,940)
Long-term	(188,029)	(319,949)	(184,395)	(354,025)

	(209,247)	(403,336)	(208,239)	(416,965)

(*)	The values of the Consolidated are the same of the Parent Company.
c)	Sponsor contributions

The contributions are as follows:

	Consolidated
	09/30/07	06/30/07
Overfunded pension plans	(41,170)	(25,003)
Underfunded pension plans	(249,568)	(181,296)
Underfunded other benefits	(66,740)	(48,859)
Complementary value (*)	(69,861)	(46,550)
Health insurance plan for retired employee (*)	(15,393)	(10,123)

Total contributions	(442,732)	(311,831)

(*)	Refers to actuarial liabilities

5.16- Paid-up Capital
At the Extraordinary Shareholders’ Meeting held on April 27, 2007 the capital stock was increased to R$28 billion. The capital increase is due through the expansion/ investment reserve in the amount of R$7,672,690, capitalization of the Legal reserve in the amount of R$751,545, and capitalization of the fiscal incentives reserve in the amount of R$83,364 without new stock issue.
On August 30, 2007 the Extraordinary General Shareholders’ Meeting approved the forward-stock split. Each existing share, both common and preferred, became two shares.
For comparative purposes, the effects of the split were considered retroactively in the calculation of net income per share presented in the statement of income.
On September 30, 2007 the total capital reaches R$28,000,000, corresponding of 4,919,314,116 shares, being R$17,074,400 represented by 2,999,797,716 commom shares and R$10,925,600 represented by 1,919,516,400 class “A” preferred shares, including twelve special class shares without par value.
The Board of Directors has the power, without the necessity of a statutory change, to deliberate the issue of new shares (authorized capital) including the capitalization of revenue and reserves until the authorized limit of 3,600,000,000 commom shares and 7,200,000,000 preferred shares without par value.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
The members of the Board of Directors and Executive Board together own 124,926 common shares and 589,863 preferred shares.

5.17- Resources linked to future mandatory conversion in shares
In June, 2007, the Company issued mandatory convertible notes in the value of R$3,600,902, net of interest R$3,063,833, with expiration in 2010. The notes, pay a coupon of 5,50% a.a quarterly and the right to receive the participation of the additional equivalent for the distribution in cash paid to the ADS’s holders. These notes were classified as a capital instrument, mainly because of the fact that there is no option, from the part of the Company or from the part of the holders to liquidate, totally or in part this operation with financial resources, being the conversion mandatory.
In alignment with the international practices and after concluded analysis, it was concluded that the Mandatory convertible notes are similar to equity notes and recognized as a specific part of the equity, net of financial changes.
The resources linked to future mandatory conversion are represented by a maximum of 56,582,040 common shares equivalent to R$2,111,287 and by a maximum of 30,295,456 preferred shares equivalent to R$925,546. All the shares are currently in treasury stock (see note 5.18).
5.18- Treasury Stock
On 06/21/06 the Board of Directors approved, under the terms of Subparagraph XXXII of Article 14 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, a buy-back program of its preferred shares, during a maximum term of 180 days, involving the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of its outstanding preferred shares on May 31, 2006. The objective was to use this funds to give the shareholders an additional marketability option to the investment in the form of buyback program of the shares.
Until 12/21/06, due date of buy-back program, 30,299,200 preferred shares have been acquired.
On 09/30/07, the Company had 56,582,040 common shares and 30,341,144 preferred shares, which are held in treasury in the amount of R$790,223.

Shares
	Quantity		Unit acquisition cost			Average quoted market price
Class	09/30/07	06/30/07	Average	Low	High	09/30/07	06/30/07
Preferred	30,341,144	30,341,288	43.45	41.13	45.15	42.18	33.02
Common	56,582,040	56,582,040	4.63	3.34	8.68	35.64	39.15

	86,923,184	86,923,328

5.19- Distribution to Stockholder’s
On 04/30/2007, CVRD paid R$1,669,058 to stockholders, being in the form of interest on stockholders’ equity an amount of R$621,650 and R$1,047,408 in the form of dividends.

5.20- Financial Results
Consolidated

	Quarter
	3Q/07			2Q/07			3Q/06
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(363,339)	(233,399)	(596,738)	(437,176)	300,876	(136,300)	(128,180)	(21,807)	(149,987)
Local debt	(237,464)	42,186	(195,278)	(292,132)	272,831	(19,301)	(38,621)	3,794	(34,827)
Related parties	1,032	95	1,127	809	(26)	783	(1,507)	143	(1,364)

	(599,771)	(191,118)	(790,889)	(728,499)	573,681	(154,818)	(168,308)	(17,870)	(186,178)

Labor, tax and civil contingencies	(36,897)	(142,257)	(179,154)	(49,166)	(4,869)	(54,035)	(62,594)	(121,307)	(183,901)
Derivatives, net of gain/losses (interest and currencies)	532,902	(24,548)	508,354	558,366	(14,902)	543,464	71,261	516	71,777
Derivatives, net of gain/losses (gold, aluminum,	165,418	99,725	265,143	(314,476)	42,035	(272,441)	91,078	(1,383)	89,695
Call option premium	—	—	—	—	—	—	(187,346)	—	(187,346)
CPMF	(41,516)	—	(41,516)	(67,622)	—	(67,622)	(42,480)	—	(42,480)
Others	(418,281)	(186,753)	(605,034)	(418,722)	(997,025)	(1,415,747)	(100,757)	(2,854)	(103,611)

	(398,145)	(444,951)	(843,096)	(1,020,119)	(401,080)	(1,421,199)	(399,146)	(142,898)	(542,044)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	2,548	—	2,548	6,001	1	6,002	1,395	97	1,492
Marketable securities	35,708	22,332	58,040	70,824	56	70,880	103,191	14,069	117,260
Others	25,313	895,144	920,457	103,696	1,193,607	1,297,303	33,622	141,061	174,683

	63,569	917,476	981,045	180,521	1,193,664	1,374,185	138,208	155,227	293,435

Financial income (expenses), net	(334,576)	472,525	137,949	(839,598)	792,584	(47,014)	(260,938)	12,329	(248,609)

	Accumulated
	09/30/07			09/30/06
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(1,312,977)	503,450	(809,527)	(367,259)	296,872	(70,387)
Local debt	(795,528)	421,620	(373,908)	(117,198)	58,390	(58,808)
Related parties	(1,835)	—	(1,835)	(6,082)	11	(6,071)

	(2,110,340)	925,070	(1,185,270)	(490,539)	355,273	(135,266)

Labor, tax and civil contingencies	(118,218)	(156,208)	(274,426)	(175,740)	(142,823)	(318,563)
Derivatives, net of gain/losses (interest and currencies)	1,432,752	(45,085)	1,387,667	76,094	975	77,069
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and platinum)	(323,696)	199,350	(124,346)	(178,871)	50,477	(128,394)

Call option premium	—	—	—	(187,346)	—	(187,346)
CPMF	(222,996)	—	(222,996)	(133,422)	—	(133,422)
Others	(1,480,063)	(1,079,192)	(2,559,255)	(393,212)	(207,882)	(601,094)

	(2,822,561)	(156,065)	(2,978,626)	(1,483,036)	56,020	(1,427,016)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	5,255	5,611	10,866	7,236	(1,342)	5,894
Marketable securities	161,777	22,411	184,188	227,218	(47,749)	179,469
Others	367,613	2,298,552	2,666,165	116,625	150,960	267,585

	534,645	2,326,574	2,861,219	351,079	101,869	452,948

Financial income (expenses), net	(2,287,916)	2,170,509	(117,407)	(1,131,957)	157,889	(974,068)

17

	Accumulated
	09/30/07			09/30/06
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(252,333)	580,492	328,159	(81,234)	(32,960)	(114,194)
Local debt	(705,189)	304,678	(400,511)	(24,269)	(65,054)	(89,323)
Related parties	(1,473,470)	4,838,942	3,365,472	(282,941)	467,913	184,972

	(2,430,992)	5,724,112	3,293,120	(388,444)	369,899	(18,545)

Labor, tax and civil contingencies	(110,749)	(149,863)	(260,612)	(166,814)	(140,098)	(306,912)
Derivatives, net of gain/losses (interest and currencies)	1,363,064	(38,723)	1,324,341	2,200	(196)	2,004
Derivatives, net of gain/losses (gold)	(98,870)	7,627	(91,243)	(16,025)	3,887	(12,138)
CPMF	(167,534)	—	(167,534)	(82,035)	—	(82,035)
Others	(1,016,201)	(84,619)	(1,100,820)	(224,190)	126,591	(97,599)

	(2,461,282)	5,458,534	2,997,252	(875,308)	360,083	(515,225)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	20,343	(556,621)	(536,278)	54,353	(95,645)	(41,292)
Marketable securities	40,257	22,411	62,668	45,294	72	45,366
Others	9,499	349,031	358,530	17,810	151,255	169,065

	70,099	(185,179)	(115,080)	117,457	55,682	173,139

Financial income (expenses), net	(2,391,183)	5,273,355	2,882,172	(757,851)	415,765	(342,086)

5.21- Financial Instruments — Derivatives
Volatility of interest rates, exchange rates and commodity prices are the main market risks to which the Company is exposed and all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk, not being used for speculative purposes.
The Company monitors and evaluates the derivative positions on a regular basis and adjusts its strategy in response to market conditions. Periodically the credit limits and credit worthiness of our counter-parties in these transactions are reviewed. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.
The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (not reviewed by independent auditors):

	Consolidated
	3Q/07
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/07	15,547	684,209	(70,802)	(563,305)	(682,294)	54,107	(46,326)	(608,864)
Financial settlement	(5,987)	(10,985)	13,257	55,443	132,650	(143,280)	7,179	48,277
Financial expenses, net	(12,137)	545,039	(18,569)	175,242	(131,518)	96,009	(9,724)	644,342
Monetary variations, net	(125)	(24,423)	3,136	12,893	28,475	(941)	2,179	21,194

Gains / (losses) unrealized on 09/30/07	(2,702)	1,193,840	(72,978)	(319,727)	(652,687)	5,895	(46,692)	104,949

	2Q/07
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 03/31/07	5,084	317,142	(94,434)	(599,042)	(626,464)	(41,951)	(53,819)	(1,093,484)
Financial settlement	4,646	(170,580)	7,561	75,981	133,628	47,148	7,251	105,635
Financial expenses, net	6,183	552,183	10,501	(81,378)	(233,258)	46,645	(3,007)	297,869
Monetary variations, net	(366)	(14,536)	5,570	41,134	43,800	2,265	3,249	81,116

Gains / (losses) unrealized on 06/30/07	15,547	684,209	(70,802)	(563,305)	(682,294)	54,107	(46,326)	(608,864)

	3Q/06
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/06	(2,301)	4,228	(131,294)	(546,243)	—	—	—	(675,610)
Financial settlement	377	—	10,121	50,051	—	—	—	60,549
Financial expenses, net	(715)	71,976	9,888	75,407	5,783	—	—	162,339
Monetary variations, net	(14)	530	(406)	(975)	(2)	—	—	(867)

Gains / (losses) unrealized on 09/30/06	(2,653)	76,734	(111,691)	(421,760)	5,781	—	—	(453,589)

	Consolidated
	09/30/07
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/06	13,188	(33,350)	(115,138)	(679,454)	(638,410)	34,593	(41,922)	(1,460,493)
Financial settlement	(7,929)	(168,438)	47,054	192,840	346,418	(122,255)	14,430	302,120
Financial expenses, net	(7,066)	1,439,818	(18,040)	84,785	(456,088)	92,248	(26,600)	1,109,057
Monetary variations, net	(895)	(44,190)	13,146	82,102	95,393	1,309	7,400	154,265

Gains / (losses) unrealized on 09/30/07	(2,702)	1,193,840	(72,978)	(319,727)	(652,687)	5,895	(46,692)	104,949

	09/30/06
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/05	(8,769)	1,725	(107,561)	(493,542)	—	—	—	(608,147)
Financial settlement	4,056	—	26,938	174,889	—	—	—	205,883
Financial expenses, net	1,481	74,613	(38,138)	(146,516)	5,783	—	—	(102,777)
Monetary variations, net	579	396	7,070	43,409	(2)	—	—	51,452

Gains / (losses) unrealized on 09/30/06	(2,653)	76,734	(111,691)	(421,760)	5,781	—	—	(453,589)

	Parent Company
	09/30/07
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/06	—	5,064	(68,941)	46,227	(17,650)
Financial settlement	—	(215,026)	24,580	(2,748)	(193,194)
Financial expenses, net	—	1,360,270	(16,703)	(82,060)	1,261,507
Monetary variations, net	—	(38,724)	9,199	(1,573)	(31,098)

Gains / (losses) unrealized on 09/30/07	—	1,111,584	(51,865)	(40,154)	1,019,565

	09/30/06
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/05	(5)	1,725	(63,408)	—	(61,688)
Financial settlement	—	—	15,802	—	15,802
Financial expenses, net	5	2,195	(22,002)	5,977	(13,825)
Monetary variations, net	—	(196)	3,888	—	3,692

Gains / (losses) unrealized on 09/30/06	—	3,724	(65,720)	5,977	(56,019)

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates (LIBOR)	December 2011
Currencies	December 2011
Aluminum products	December 2008
Copper	December 2008
Nickel	April 2009
Platinum	December 2008
5.22- Selling, Administrative, Other Operating Expenses and Non Operating Income

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Administrative	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	09/30/07	09/30/06
Personnel	154,220	163,783	152,197	524,131	431,781	228,479	224,272
Services (consulting, infrastructure and others)	115,842	44,161	43,674	315,800	115,289	110,694	71,533
Advertising and publicity	59,080	40,592	24,946	131,499	106,242	125,456	104,505
Depreciation	71,116	71,986	62,348	212,202	167,645	158,396	119,785
Travel expenses	13,174	9,201	13,187	31,783	37,401	19,612	31,638
Rents and taxes	31,680	37,913	14,030	111,463	39,082	19,748	19,308
Community aborigine	4,140	2,653	7,737	12,619	15,920	12,619	15,920
Others	29,927	94,818	58,336	150,093	174,636	40,409	36,978
Sales	102,183	101,855	25,692	260,598	261,738	10,804	2,734

Total	581,362	566,962	402,147	1,750,188	1,349,734	726,217	626,673

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Other operating expenses (income), net	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	09/30/07	09/30/06
Provisions for contingencies	38,305	101,455	73,717	159,691	149,071	66,221	12,131
Provision for loss on ICMS credits	33,541	3,573	24,335	50,063	53,128	28,488	—
Provision for profit sharing	70,545	85,079	75,619	379,099	216,509	234,672	174,000
Fundação Vale do Rio Doce — FVRD	24,018	14,271	15,040	50,336	20,911	50,334	18,883
Others	229,637	128,016	159,107	170,875	272,926	(218,796)	152,953

Total	396,046	332,394	347,818	810,064	712,545	160,919	357,967

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Non operating results -gain on sale of assets	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	09/30/07	09/30/06
Usiminas	6,263	839,428	—	845,691	—	845,691	—
Gulf Investment Co. — GIIC	—	—	—	—	736,866	—	—
Log-In	37,522	416,531	—	454,053	—	454,053	—
Lion Ore	153,085	—	—	153,085	—	—	—
Nova Era Silicon — NES	—	—	—	—	19,326	—	19,326
Gerdau	—	—	34,438	—	34,438	—	34,438
Others	—	4,807	—	4,807	—	982	—

Total	196,870	1,260,766	34,438	1,457,636	790,630	1,300,726	53,764

5.23- Subsequent events
1.	On October 18,2007 the Company announced that as of October 31, 2007 will be available the value of R$1,904,490 to the shareholders being R$1,845,530 in the form of stockholders equity and R$59,140 in the form of dividends.

2.	On October 3, 2007 the Company won the auction for the sub-concession for commercial exploitation of a 720 km stretch of the North-South railroad (FNS), running from Açailândia, state of Maranhão, to Palmas, state of Tocantins, in Brazil. CVRD will pay R$1,478,205 in three installments. The first installment, equal to 50% of the amount will be due on the day of the signing of the contract, occurring in the next 60 days. The second installment, equal to 25% of the amount is scheduled to be paid in December 2008, while the last installment shall be paid at the time of the completion of the last part of the railroad.

20

6- Attachment I- Statement of Investments in Subsidiaries

Period ended September 30, 2007													In thousands of reais
			Accounting information
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current			Non-current
					Investments,
					property plant		Long-term,
					and equipment		deferred income	Adjusted		Cost of	Operating		Income tax
					and deferred		and minority	stockholders’		products and	income	Non-operating	and Social	Adjusted net
	Total	Voting	Circulante	Long-term	charges	Current	interest	equity	Net revenues	services	(expenses)	result	contribution	income (loss)
Subsidiaries (a)
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	607,973	1,379,404	1,058,265	396,972	796,886	1,851,784	1,932,874	(1,283,862)	56,177	(5,519)	(245,056)	454,614
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	860,814	78,624	4,717,530	418,318	1,119,540	4,119,110	2,053,471	(1,293,107)	13,482	(37)	(131,507)	642,302
Brasilux S.A.	100.00	100.00	3,738	29,698	—	12,288	—	21,149	—	—	(834)	—	(663)	(1,497)
Cadam S.A	61.48	100.00	152,366	38,624	255,957	35,362	96,173	315,412	189,124	(168,679)	(46,477)	117	(1,851)	(27,766)
Companhia Paulista de Ferro Ligas	100.00	100.00	73,466	174,394	1,580	142,995	100,679	5,766	—	—	6,053	(143)	(4,482)	1,428
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	282,619	6,300	154,170	92,831	33	350,225	276,154	(85,362)	6,022	—	(66,580)	130,234
CVRD Inco	100.00	100.00	10,102,976	124,607	49,591,714	5,270,822	43,553,175	10,995,300	18,757,777	(7,682,677)	(5,485,993)	(722,120)	(3,209,902)	1,657,085
CVRD International S.A.	100.00	100.00	7,061,190	54,471,840	45,327,365	5,485,089	48,091,229	53,284,077	15,219,057	(11,317,675)	5,708,098	508	(297,458)	9,312,530
CVRD Overseas Ltd.	100.00	100.00	603,279	402,023	948,414	1,517,720	36,907	399,089	2,243,856	(1,589,420)	(99,481)	—	—	554,955
Docepar S.A.	100.00	100.00	1,890	308,062	149	30,138	263,536	16,427	—	—	(12,779)	—	(368)	(13,147)
Ferro Gusa Carajás S.A.	100.00	100.00	134,537	1,230	342,608	88,548	1,147	388,680	114,502	(104,205)	32,546	—	—	42,843
Ferrovia Centro — Atlântica S.A.	100.00	100.00	367,133	109,039	1,504,610	159,333	1,926,097	(104,648)	580,312	(486,990)	(30,304)	—	(16,175)	46,843
Florestas Rio Doce S.A.	99.90	100.00	17,095	27,945	3,695	15,202	9,069	24,464	—	—	1,051	—	(345)	706
Mineração Tacumã Ltda.	100.00	100.00	133	—	1,685,193	17,156	1,788,341	(120,171)	—	—	46,288	—	—	46,288
Minerações Brasileiras Reunidas S.A. — MBR	92.99	92.99	1,240,354	96,612	4,721,051	645,529	939,243	4,473,245	2,784,600	(1,402,275)	503,517	909	(434,179)	1,452,572
Para Pigmentos S.A	86.17	85.57	110,387	3,281	258,963	146,058	154,419	72,153	148,132	(141,268)	(18,381)	—	(6,021)	(17,538)
Rio Doce Manganês S.A.	100.00	100.00	474,642	97,054	370,787	255,288	277,308	409,887	473,924	(374,737)	(90,491)	(13,584)	658	(4,230)
Rio Doce Manganèse Europe — RDME	100.00	100.00	233,313	178	53,990	89,927	2,351	195,203	304,784	(239,166)	(64,194)	(724)	(6,294)	(5,594)
Rio Doce Manganése Norway AS	100.00	100.00	146,325	12,352	58,684	102,276	44,992	70,093	138,621	(79,004)	(25,288)	—	(6,567)	27,762
Salobo Metais S.A.	100.00	100.00	4,888	—	939,229	1,784	644,268	298,065	—	—	—	—	—	—
Urucum Mineração S.A.	100.00	100.00	89,341	37,097	58,187	25,528	121,677	37,420	83,810	(54,873)	(32,554)	(7,648)	1,668	(9,597)
Vale Overseas Ltd.	100.00	100.00	199,589	10,571,193	—	199,591	10,571,191	—	—	—	—	—	—	—
Valesul Alumínio S.A.	100.00	100.00	188,155	81,140	512,074	78,992	30,649	671,728	409,628	(306,742)	(26,192)	501	(17,170)	60,025

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	927,035	11,607	443,011	481,871	275,834	623,948	1,965,435	(1,877,820)	(150,255)	—	(16,446)	(79,086)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	184,357	27,887	253,003	229,753	82,644	152,850	542,597	(455,995)	5,704	—	(34,902)	57,404
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	204,824	47,393	117,492	159,416	50,635	159,658	527,214	(410,120)	(42,488)	—	(26,817)	47,789
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	222,114	62,303	129,706	223,294	63,833	126,996	462,039	(399,077)	(933)	—	(23,654)	38,375
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	259,273	65,969	298,435	355,758	62,701	205,218	803,816	(706,724)	(35,229)	—	(23,746)	38,117
Minas da Serra Geral S.A. — MSG	50.00	50.00	25,977	26,495	73,672	3,801	19,889	102,454	19,013	(7,553)	(925)	18	(2,500)	8,053
Mineração Rio do Norte S.A.	40.00	40.00	158,168	547,679	917,217	471,727	218,308	933,029	788,052	(408,776)	3,276	660	(35,069)	348,143
MRS Logística S.A.	41.50	37.86	922,468	290,446	1,768,396	960,157	704,493	1,316,660	1,590,808	(840,962)	(129,229)	(11,992)	(205,175)	403,450
Samarco Mineração S.A.	50.00	50.00	660,641	335,422	2,943,685	1,002,390	1,762,069	1,175,289	1,776,628	(724,120)	(97,428)	(72)	(196,249)	758,759
Observações:

(a)	The amounts above represent the total presented in the quarterly information of these companies on September 30, 2007, adjusted and unaudited. Additional information of the main operational nvestee companies are available on the CVRD website www.cvrd.com.br, investor relations.

7- report of the independent accountants

Deloitte Touche Tohmatsu Av. Pres, Wilson, 231 22°, 25° e 26° andares 20030-905 — Rio de Janeiro — RJ Brasil

Tel.: +55(21)3981-0500 Fax: +55(21)3981-0600 www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)
REPORT OF THE INDEPENDENT AUDITORS ON SPECIAL REVIEW
To the Shareholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.	We have carried out a special review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce (“Company”), holding company and consolidated, in respect of the quarter and period of nine months ended September 30, 2007, prepared in accordance with the accounting practices followed in Brazil and under the responsibility of the Company’s management, comprising the balance sheets, the statements of income and changes in shareholders’ equity and the comments on the Company’s performance. The Quarterly Financial Information’s reviews for the quarter and for the period of nine months ended September, 30, 2007, of certain subsidiaries which investments were accounted for by the equity method were conducted under the responsibility of other independent auditors. Accordingly, the conclusions resulting from our review, related to the investments of the holding company as of September, 30, 2007, in the amount of R$ 10,995,300 thousand and the loss generated for the quarter and the gain generated for the period of nine months ended on that date in the amounts of R$210,246 thousand and R$1,657,085 thousand, respectively, and related to the total assets of R$52,285,480 thousand equivalent to 40% of the total assets consolidated of the Company on that date and net operating revenues in the amounts of R$4,881,963 thousand and R$18,757,777 thousand equivalent to 31% and 37% of the Company’s consolidate net operating revenues for the quarter and period of nine months ended on that date respectively, are based exclusively on those other auditors’ reviews reports.

2.	Except as mentioned in paragraph 3, our special review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council, and consisted mainly of: (a) inquiries and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.

3.	The financial statements for the quarter and period of nine months ended September 30, 2007, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments accounted for by the equity method, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover; R$4,231,549 thousand of these investments of the holding company on September 30, 2007, and R$409,299 thousand and R$624,989 thousand of the income generated for the quarter and period of nine months then ended, respectively; total assets of R$7,943,836 thousand equivalent to 6% of the Company’s consolidated total assets on that date, net operating revenues in the amounts of R$936,455 thousand and R$2,769,802 thousand equivalent to 6% and 5% of the Company’s consolidated net operating revenues for the quarter and period of nine months then ended, respectively.

4.	Based on our special review and on other auditors’ reviews reports and, except for the effects of the adjustment, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

5.	Our special review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, holding company and consolidated, are presented as additional information, and are not a required part of the Quarterly Financial Information. Such statements have been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statements for them to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously reviewed the balance sheets, holding company and consolidated, as of June 30, 2007 and the income statements for the quarter and period of nine months ended September 30, 2006 presented for comparative purposes, over which we issued special reviews’ reports dated July 31, 2007 and November 8, 2006, respectively, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.
Rio de Janeiro, October, 25, 2007

/s/ Deloitte Touche Tohmatsu	/s/ Marcelo Cavalcanti Almeida
DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Accountant

B- Additional Information

8-	Cash generation (Not reviewed by independent auditors)
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion increased by dividends received) aggregated R$27,188,495 as of 09/30/07, against R$14,801,250 as of 09/30/06, an increase of 83.7%
EBITDA is not a BR GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA

	Quarter			Accumulated
	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06
Operating profit — EBIT	6,985,045	9,194,381	5,249,419	24,259,424	13,008,728
Depreciation / amortization of goodwill	998,881	1,015,200	604,455	2,870,518	1,656,785

	7,983,926	10,209,581	5,853,874	27,129,942	14,665,513
Dividends received	13,084	45,469	40,624	58,553	135,737

EBITDA (LAJIDA)	7,997,010	10,255,050	5,894,498	27,188,495	14,801,250

Depreciation / amortization of goodwill	(998,881)	(1,015,200)	(604,455)	(2,870,518)	(1,656,785)
Dividends received	(13,084)	(45,469)	(40,624)	(58,553)	(135,737)
Equity Results	(643,678)	(934,958)	(14,035)	(1,831,206)	(54,905)
Non operational results	196,870	1,260,766	34,438	1,457,636	790,630
Financial results, net	137,949	(47,014)	(248,609)	(117,407)	(974,068)
Income tax and social contribution	(1,632,336)	(3,195,630)	(791,772)	(6,902,695)	(1,970,208)
Minority interests	(385,119)	(435,705)	(256,546)	(1,269,858)	(737,623)

Net income	4,658,731	5,841,840	3,972,895	15,595,894	10,062,554

Consolidated EBITDA by segment

	EBITDA
	Quarter			Accumulated
Segments	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06
Ferrous minerals	4,353,412	4,086,223	4,445,344	12,346,394	11,040,865
Non-ferrous minerals	2,821,983	5,187,757	427,584	12,086,284	883,766
Logistics	417,679	425,577	447,515	1,198,420	1,015,624
Holdings
Aluminum	537,428	598,091	596,016	1,792,501	1,804,051
Steel	21,388	70,448	110,624	102,429	312,522
Others	(154,880)	(113,046)	(132,585)	(337,533)	(255,578)

	7,997,010	10,255,050	5,894,498	27,188,495	14,801,250

9-	Management’s Discussion and Analysis of the Operating Results in the Periods of Nine Months ended September 30, 2007 Compared with September 30, 2006
As a result of the analysis some general aspects must be considered, as follows:
On 09/30/07 about 93% of the consolidated gross revenue and 52% of consolidated total cost are linked to other currencies different from real.
Of the consolidated short-term and long-term loans on 09/30/07 71% are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.
The average dollar rate fell 8.4% between periods (R$2.011786 on 09/30/07 against R$2.185262 in 09/30/06), partially offset by price increases, and exchange rates between the periods fell 15.4% (R$1.8389 in 09/30/07 against R$2,1742 in 09/30/06).
In 2007, iron ore prices increased by 9.5% and pellets prices increased by 5.3%.

9.1- Consolidated
9.1.1- Consolidated

	In thousands of metric tons (except railroad transportation)					In thousands of reais
	Quarter			Accumulated		Quarter			Accumulated
	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06
Iron ore	66,418	62,081	63,119	184,291	177,682	5,908,410	5,498,022	6,024,461	16,312,099	15,301,139

Pellets (*)	10,540	10,175	9,611	30,296	24,816	1,576,266	1,640,159	1,584,879	4,771,804	4,161,162

	76,958	72,256	72,730	214,587	202,498	7,484,676	7,138,181	7,609,340	21,083,903	19,462,301

Manganese	150	219	224	452	571	26,525	40,698	38,542	80,336	88,992
Ferroalloys	127	111	131	362	401	316,334	263,850	280,974	868,328	787,132

					—	342,859	304,548	319,516	948,664	876,124

Copper	88	119	120	300	295	358,166	525,972	608,662	1,189,614	1,297,728
Finished copper	50	33		121	—	756,337	473,277	—	1,684,569	—
Potash	177	162	291	500	515	93,307	78,482	118,937	238,676	217,202
Kaolin	272	325	283	866	909	111,296	109,666	114,913	326,289	321,391
Nickel	61	68	—	200	—	3,772,241	6,339,691	—	16,084,951	—
Precious metals	29	18	—	69	—	245,065	211,204	—	648,820	—
Cobalt (t)	645	583	—	1,808	—	67,615	64,439	—	191,720	—

						5,404,027	7,802,731	842,512	20,364,639	1,836,321

Railroad transportation (millions of TKU) (**)	11,227	11,335	10,745	31,890	29,454	759,510	788,375	715,694	2,164,647	1,939,287
Port services	7,325	7,121	8,197	21,492	22,167	110,462	120,199	146,164	358,034	378,832
Boat services	—	—	—	—	—	18,969	10,305	14,629	42,234	40,214
Maritime transportation	—	—	—	—	—	5,004	33,155	79,571	88,441	197,337

						893,945	952,034	956,058	2,653,356	2,555,670

Aluminum	138	155	141	427	390	735,399	879,645	788,209	2,451,706	2,175,548
Alumina	828	766	829	2,294	2,186	543,319	529,255	588,504	1,583,536	1,668,378
Bauxite	1,207	1,228	1,049	3,674	3,213	78,924	83,148	62,962	246,750	192,597

						1,357,642	1,492,048	1,439,675	4,281,992	4,036,523

Steel	219	222	252	657	760	317,646	333,445	414,752	982,716	1,145,493
Pig iron	46	55	66	176	137	31,112	36,459	43,356	113,677	86,125
Coal	1,171	698	—	1,869	46	131,536	81,464		213,000	9,054
Other products and services	—	—	—	—		73,755	56,121	17,124	221,192	46,511

						554,049	507,489	475,232	1,530,585	1,287,183

						16,037,198	18,197,031	11,642,333	50,863,139	30,054,122

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amounts of R$19,536 R$16,497, R$17,878, R$53,388 and R$52,568 referring to the 3Q/07, 2Q/07, 3Q/06, 09/30/07 and 09/30/06, respectively.

(**)	The Company carried through its railroad system 8,064, 8,269, 7,951, 22,943 and 22,083 million of TKUs of general cargo and 3,163, 3,066, 2,794, 8,947 and 7,371 million of TKUs of iron ore for third parties in 3Q/07, 2Q/07, 3Q/06, 09/30/07 and 09/30/06, respectively.

Sales volume and revenues by products and services:
The 69.2% gross revenue increase, from R$20,809,017 the period of nine months ended in 09/30/06 compared to the same period of the previous year was due to:
•	Consolidation of INCO, started in 4Q/06; and

•	Increase of prices of iron ore and products in the aluminum segment;
The above effects were partially offset by:
•	The devaluation of the average dollar compared with the real in 8.4%.
Gross consolidated revenue by segment

				Holdings		Quarter						Accumulated
	Ferrous	Non - Ferrous
	Minerals	Minerals	Logistics	Aluminum	Others	3Q/07%		2Q/07%		3Q/06%		09/30/07%		09/30/06%
External market
Latin America	419,773	79,688	54	46,145	—	545,660	3	625,941	3	613,325	5	1,716,274	3	1,507,430	5
Canada	36,186	629,506	—	201,866	—	867,558	5	846,211	5	212,820	2	2,687,840	5	541,676	2
United States (USA)	130,611	1,082,455	—	110,645	348,712	1,672,423	10	2,007,720	11	776,137	7	5,623,252	11	1,973,159	7
Germany	704,705	300,395	—	1,318	—	1,006,418	6	922,965	5	778,975	7	2,762,024	5	2,111,219	7
Belgium	191,320	17,025	—	139,202	—	347,547	2	338,183	2	318,934	3	1,064,045	2	942,252	3
France	226,189	62,805	—	—	—	288,994	2	443,036	2	401,731	3	1,096,937	2	900,619	3
England	201,006	331,602	—	8,912	—	541,520	3	591,477	3	238,160	2	1,720,069	3	601,521	2
Italy	262,035	34,080	—	3,151	—	299,266	2	277,922	2	294,886	3	863,951	2	833,392	3
Europe, except for Germany, Belgium, France, England and Italy	576,726	388,945	—	327,147	—	1,292,818	8	1,193,937	7	992,710	9	3,295,862	6	2,504,627	8
Middle East/Africa/Oceania	305,318	76,372	—	56,548	131,536	569,774	4	497,393	3	493,627	4	1,482,429	3	1,512,687	5
China	2,346,072	547,859	—	—	—	2,893,931	19	3,241,572	18	2,166,217	18	8,781,138	19	5,511,111	18
South Korea	174,651	200,487	—	—	—	375,138	2	850,352	5	347,650	3	2,159,985	4	813,579	3
Japan	734,168	869,499	—	279,802	—	1,883,469	12	2,223,462	12	1,113,211	10	5,986,637	12	2,813,738	9
Taiwan	145,498	389,302	—	—	—	534,800	3	1,290,931	7	158,536	1	3,185,431	6	348,217	1
Ásia, other than China, South Korea, Japan and Taiwan	225,403	231,568	—	15,865	—	472,836	3	321,354	2	301,085	3	1,235,036	2	849,302	3

	6,679,661	5,241,588	54	1,190,601	480,248	13,592,152	84	15,672,456	87	9,208,004	80	43,660,910	85	23,764,529	79
Brazil	1,200,583	202,942	871,518	170,003	—	2,445,046	16	2,524,575	13	2,434,329	20	7,202,229	15	6,289,593	21

Total	7,880,244	5,444,530	871,572	1,360,604	480,248	16,037,198	100	18,197,031	100	11,642,333	100	50,863,139	100	30,054,122	100

9.1.2- Cost of products and services

	Denominated in
		Other	Quarter			Accumulated
	R$	currencies	3Q/07	2Q/07	3Q/06	09/30/07	09/30/06
Personnel	409,292	503,227	912,519	902,510	499,298	2,777,939	1,275,653
Material	777,107	424,394	1,201,501	1,212,685	964,024	3,569,727	2,488,856
Oil and gas	494,545	304,358	798,903	783,743	608,648	2,262,107	1,595,846
Outsourced services	642,126	525,366	1,167,492	1,153,629	1,075,415	3,317,653	2,871,129
Energy	336,896	84,042	420,938	481,137	424,406	1,364,084	1,066,424
Raw Material	12,574	1,162,473	1,175,047	1,351,269	519,559	4,008,721	1,597,188
Depreciation and depletion	432,993	450,539	883,532	942,154	446,184	2,603,553	1,205,673
Amortization of goodwill	—	—	—	—	94,008	51,449	280,085
Others	385,997	321,359	707,356	582,349	305,002	1,968,358	851,122

Total	3,491,530	3,775,758	7,267,288	7,409,476	4,936,544	21,923,591	13,231,976

	48%	52%

The 65.7% increase in the cost of products and services (R$ 21,923,591 on 09/30/07 against R$13,231,976 on 09/30/06) resulting from inclusion of CVRD Inco (R$ 7,682,677 on 09/30/07) and is due to increase in sales volumes and changes in the prices of materials, energy and services which comprise production cost during the period.
9.1.3- Selling and administrative expenses
Selling expenses decreased from R$261,738 on 09/30/06 to R$ 260,598 on 09/30/07, while administrative expenses increased by 36.9% from R$1,087,996 on 09/30/06 to R$ 1,489,590 on 09/30/07, basically due to personnel agreements and expenses with professional services, infrastructure and support.
9.1.4- Research and development
Research and development increased by 40.2%, from R$667,184 on 09/30/06 to R$935,505 on 09/30/07, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
9.1.5- Other operating expenses
Other operating expenses increased 13.7%, from R$712,545 on 09/30/06 to R$810,064 on 09/30/07, mainly because of the increase of the profit sharing expenses.
9.1.6- Net financial results
The net financial result had a change of R$856,661 (R$ 117,407 on 09/30/07 compared to R$974,068 on 09/30/06) due to exchange rate variation effect over the foreign debt, that more than offset the increase of financial expenses.

9.1.7- Income tax and social contribution
Income tax and social contribution reflect an expense of R$6,902,695 on 09/30/07 compared with an expense of R$1,970,208 ended on 09/30/06, mainly caused by increase of taxable income.
9.2- Parent Company
9.2.1- Gross revenue
The 15.2% increase in gross revenue (R$16,689,166 on 09/30/07 against R$14,482,735 on 09/30/06) is the result of the 15.3% increase in sales of iron ore and pellets and also due to increase of prices. This positive effects on the company ´s revenue, were partially compensated by the 8.4% average appreciation of the real against the U. S. dollar, on the revenues of company.
9.2.2- Cost of products and services
Cost of products and services sold on 09/30/07 was R$9,266,379 against R$7,877,551 on 09/30/06 representing a 17.6% increase. The main factors are, higher volumes sold, contracts readjustments and the increase of assets , which results in an increase of expenses of depreciation.
9.2.3- Equity Results
The results of equity investments increased by R$1,627,613 from R$6,774,814 on 09/30/06 to R$8,402,127 on 09/30/2007, and are strongly impacted by the effect of the variation of the debts, that had a positive influence derived from the valuation of the Real, against dollar, in the nine months period ended on September 30, 2007 of 13.99 % and 7.1% on the nine months ended in September 30, 2006. This effect is substantially compensated with the exchange loss on the investments abroad.
9.2.4- Selling and administrative expenses
Selling expenses increased by R$8,070, from R$2,734 on 09/30/06 to R$10,804 on 09/30/07, while administrative expenses increased R$91,474 from R$623,939 on 09/30/06 to R$ 715,413 on 09/30/07, basically due to personnel agreements and expenses with professional services, infrastructure and support.
9.2.5- Research and development
Research and development increased by 20.4%, from R$393,346 on 09/30/06 to R$473,635 on 09/30/07, reflecting the CVRD expansion plan to diversify production and expansion of production to meet world demand.
9.2.6- Other operating expenses (income)
Other operating expenses decreased by R$197,048 from R$357,967 expense on 09/30/06 to R$160,919 on 09/30/07.
9.2.7- Net financial results
The net financial results on 09/30/07 had an positive impact of R$3,224,258 (income of R$2,882,172 on 09/30/07 compared to expense of R$342,086 on 09/30/06) basically due to the exchange rate variation effect of the Real against the dollar for the foreign debt.
9.2.8- Income tax and social contribution
Income tax and social contribution reflect an expense of R$2,169,014 on 09/30/07 compared with an expense of R$869,922 on 09/30/06, mainly caused by the increase of taxable income.

10- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors

Sérgio Ricardo Silva Rosa
Chairman

Mário da Silveira Teixeira Júnior
Vice-President

Luciano Galvão Coutinho
Francisco Augusto da Costa e Silva
Hiroshi Tada
João Batista Cavaglieri
Jorge Luiz Pacheco
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes

Advisory Committees of the Board of Directors

Controlling Committee
Antonio José Figueiredo Ferreira
Luiz Carlos de Freitas
Paulo Roberto Ferreira de Medeiros

Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Luciano Siani Pires
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa

Finance Committee
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger

Wanderlei Viçoso Fagundes

Governance and Sustainability Committee
Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen

Fiscal Council

Marcelo Amaral Moraes
Chairman

Aníbal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto

Executive Officers

Roger Agnelli
Chief Executive Officer and Investor Relations

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Eduardo de Salles Bartolomeo
Executive Officer for Logistics

Fabio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning and Business Development

José Carlos Martins
Executive Officer for Ferrous Minerals

José Lancaster
Executive Officer for Copper, Coal and Aluminum

Murilo de Oliveira Ferreira
Executive Officer for Nickel Business Marketing and Sales Copper and Aluminum

Tito Botelho Martins
Executive Officer for Corporate Affairs and Energy

Demian Fiocca
Executive Officer for Information Technology and Management

Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department

Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ — 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 30, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations